UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-33203

CUSIP NUMBER 51504L107

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LANDMARK BANCORP, INC.

Full Name of Registrant

N/A

Former Name if Applicable

701 Poyntz Avenue

Address of Principal Executive Office (Street and Number)

Manhattan, Kansas 66502

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Landmark Bancorp, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2025 (the “2025 Form 10-K”) by the prescribed due date without unreasonable effort or expense for the reasons described below.

After the Company’s earnings release on January 28, 2026, information was brought to the attention of management, which promptly informed the Audit and Risk Committee (the “Committee”) of the Board of Directors of the Company, that caused management and the Committee to commence an internal investigation with the assistance of outside counsel and advisors, regarding allegations of misconduct by a non-executive officer employee of the Company’s wholly-owned subsidiary, Landmark National Bank. The investigation is ongoing and all parties are working diligently to complete the investigation. The amounts at issue are not expected to materially impact any previously reported periods, and the Company currently does not believe that any of the matters under investigation materially affect any previously issued financial statements or the information in the Company’s earnings release on January 28, 2026; however, the investigation has not been completed and actual results may differ from current expectations.

This matter affected the progress of the Company’s annual close process and preparation of the 2025 Form 10-K. Management is in the process of completing the financial statements and assessing matters relating to the Company’s internal control over financial reporting, including the effectiveness of the Company’s internal control over financial reporting.

Management is working under the Committee’s oversight to complete the additional procedures necessary to file the 2025 Form 10-K as soon as practicable.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties, including statements regarding the Company’s expectations regarding the timing of filing its 2025 Form 10-K on or before the fifteenth day following its prescribed due date (the “extension deadline”), the consistency of the financial statements in the 2025 Form 10-K with the Company’s previously reported financial results and the completion of matters necessary to permit filing by the extension deadline. Such forward-looking statements are based on assumptions about many important factors that could cause actual results to differ materially from those in the forward-looking statements, including risks identified in the Company’s most recent periodic reports and other Securities and Exchange Commission filings, all of which are available on the Company’s website. The Company can provide no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark A. Herpich	(785)	564-4527
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LANDMARK BANCORP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:April 1, 2026	By:	/s/ Mark A. Herpich
	Name:	Mark A. Herpich
	Title:	Vice President, Secretary, Treasurer and Chief Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).